News Release	AMEX, TSX Symbol: NG

NovaGold Announces Public Offering

January 24, 2006 Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG) announced today that it has filed a preliminary short form prospectus under the multi-jurisdictional disclosure system relating to a proposed public offering of 11,000,000 common shares in the United States and Canada. Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets have been appointed joint bookrunners for the transaction. NovaGold will grant the underwriters an option to purchase an additional 1,650,000 common shares to cover over allotments, if any. The net proceeds from the offering will be used to fund exploration at, and construction of, the Rock Creek project, complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, fund the 2006 option payment due with respect to the Galore Creek project, fund exploration on NovaGold's other projects and for general corporate purposes.

A preliminary prospectus relating to these securities has been filed with each of the provincial securities regulatory authorities in Canada, and a registration statement under the U.S.–Canada multi-jurisdictional disclosure system has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

A copy of the preliminary prospectus may be obtained from Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, U.S.A., 11220, (718) 765-6732 or Bear, Stearns & Co. Inc., Attention: Prospectus Department, 383 Madison Avenue, New York, New York, U.S.A., 10179, (212) 272-2000 or RBC Capital Markets - in Canada, call (416) 842-5345; in the U.S., RBC Capital Markets Corporation, Attention: Prospectus Department, One Liberty Plaza, 165 Broadway, New York, New York, U.S.A., 10006 (fax requests - 212-428-6260).

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA	Greg Johnson, Vice President
Senior Vice President & CFO	Corporate Communications and
E-mail: Don.MacDonald@NovaGold.net	Strategic Development
E-mail: Greg.Johnson@NovaGold.net

Forward Looking Statements: Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that NovaGold may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.